June 11, 2019

Tara Comonte
Chief Financial Officer
Shake Shack Inc.
225 Varick Street, Suite 301
New York, New York 10014

       Re: Shake Shack Inc.
           Form 10-K for the Fiscal Year Ended December 26, 2018
           Filed February 25, 2019
           File No. 001-36823

Dear Ms. Comonte:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure